Exhibit 99 (b)(1)

Execution Version

Financing Commitment Letter

September 18, 2013

Camelot Employee Scheme Inc.

Ladies and Gentlemen:

1.                                      China Development Industrial Bank (“we” or “CDIB”) is pleased to advise you that we hereby agree to provide you with a loan facility in an amount of US$70 million for the purpose of (a) the acquisition of all of the shares of Camelot Information Systems Inc. (“CIS”) not owned by you immediately prior to the closing and relevant costs and expenses (the “Transaction”) and (b) general working capital (collectively, the “Financing Facility”) substantially on the terms and conditions set forth in the term sheet (the “Term Sheet”) attached hereto as Exhibit A; provided, that no proceed of the Financing Facility may be utilized as general working capital by you until and unless the Transaction has been fully and duly funded by the closing of the Transaction.  Our agreement to provide the Financing Facility shall be subject in all respects to your satisfaction of the terms and conditions contained in this financing commitment letter (the “Letter”) and in the Term Sheet.

2.                                      Our agreement to provide the Financing Facility shall be further conditional upon, as one of the conditions precedent, your completion of the pledge over certificates of USD deposit with CDIB, in an amount of approximately US$10 million, and provision of irrevocable and unconditional standby letter of credit, in an amount of approximately US$60 million and in form and substance satisfactory to CDIB, issued by either Industrial and Commercial Bank of China Limited or China Minsheng Banking Corp., Ltd. to CDIB as the beneficiary, backed by the accounts receivable of CIS, in an amount acceptable to said bank as the sole condition precedent for it to issue such standby letter of credit.  The pledged amount and the guaranteed amount in aggregation shall not during the lifetime of the Financing Facility be less than the outstanding amount of the Financing Facility.

3.                                      Subject to the foregoing, we agree to extend the Financing Facility to you immediately prior to the closing of the Transaction as your sole lender, i.e., not on a syndicated or club loan basis.  We however reserve the right to either syndicate or assign the Financing Facility after the one month anniversary of the closing date of the Transaction or at such earlier time in the case of default by any of the obligors under the Finance Documents (to be defined below).

4.                                      You acknowledge that this Letter and the Term Sheet do not include all of the provisions (other than set forth in the section of the Term Sheet titled “Conditions Precedent”) which would be contained in the definitive legal documentation for the Financing Facility (“Finance Documents”). The documentation for the Financing Facility will include, in addition to the provisions that are summarized in this Letter and the Term Sheet, provisions (other than the section of “Conditions Precedent” set forth in the Term Sheet) that are customary or typical for this type of financing transaction so long as such additional provisions are not inconsistent with the provisions set forth in this Letter and the Term Sheet. Such Finance Documents shall be in form and substance reasonably satisfactory to you and CDIB, and shall be executed in connection with the execution of definitive legal documentation for the Transaction. The Finance Documents shall supersede this Letter and the Term Sheet.

5.                                      Our agreement to provide the Financing Facility is subject to the satisfaction of the Conditions Precedent set forth in the Term Sheet (it being understood that the Conditions Precedent set forth in the Term Sheet are the only conditions to availability of the Financing Facility).

6.                                      This Letter is delivered to you upon the condition that, prior to your acceptance of this offer, neither the existence of this Letter or the Term Sheet, nor any of their contents, shall be disclosed by you or any of your affiliates, except as may be compelled to be disclosed in a judicial or administrative proceeding or as otherwise required by law or, on a confidential and “need to know” basis, solely to the directors, officers, employees, advisors and agents of you. In addition, you agree that you will (i) consult with us prior to the making of any filing or public announcement in which reference is made to us, and (ii) obtain our prior approval before releasing any filing or public announcement in which reference is made to us, except for, in the case of this clause (ii), any filing or public announcement that is required to be filed or made by law, securities regulation or any stock exchange rule.

7.                                      You agree (a) to indemnify and hold harmless each of the undersigned, their respective affiliates and controlling persons and their respective directors, officers, employees, partners, agents, advisors and other representatives (each, an “indemnified person”) from and against any and all actions, suits, losses, claims, damages and liabilities (“Losses”) to which any such indemnified person may become subject arising out of or in connection with this Letter, the proposed use of the proceeds thereof and the contemplated Transaction (including, without limitation, the execution and delivery of this Letter and the Term Sheet) or any claim, litigation, investigation or proceeding relating to any of the foregoing (a “Proceeding”), regardless of whether any indemnified person is a party thereto or whether such Proceeding is brought by you, any of your affiliates or any third party, and to reimburse each indemnified person within 30 days following your receipt from us of written demand therefor (together with reasonable backup documentation supporting such reimbursement request) for any reasonable and documented legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing; provided, that this indemnity will not, as to any indemnified person, apply to Losses or related expenses (i) to the extent they arise from the willful misconduct, bad faith or gross negligence of, or material breach of this Letter, by, such indemnified person, in each case as determined by a final non-appealable judgment of a court of competent jurisdiction or pursuant to any agreement governing any settlement referred to below,  (ii) resulting from any settlement entered into by such indemnified person without your written consent (such consent not to be unreasonably withheld or delayed), or (iii) arising from any disputes solely among indemnified persons and not arising out of any act or omission of Camelot Employee Scheme Inc. or any of its affiliates and controlling persons.

8.                                      The offer made by CDIB in this Letter shall expire, unless otherwise agreed by us in writing, on the earlier of (i) 9 months from the date hereof or (ii) the execution of the Finance Documents.

9.                                      This Letter, including the Term Sheet attached hereto, (i) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, (ii) shall be governed by the law of Republic of China, without giving effect to the conflict of laws provisions thereof that would require the application of the laws of another jurisdiction, (iii) shall be binding upon the parties and their respective successors and assigns, (iv) may not be relied upon or enforced by any other person or entity, and (v) may be signed in multiple counterparts and delivered by facsimile or other electronic transmission, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. If this Letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. To the fullest extent permitted by applicable law, any dispute, controversy or claim arising out of or relating to this Letter or the Term Sheet, including the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration in Taipei, Taiwan under the auspices of the Chinese Arbitration Association, Taipei.

10.                               This Letter may be amended, modified or waived only in a writing signed by each of the parties hereto. Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this Letter to us.

2

Very truly yours,

China Development Industrial Bank

		By:	/s/ Jean Wu
		Name:	Jean Wu
		Title:	Executive Vice President
		Address:	No. 125 Section 5, Nanjing East Road, Taipei 10504, Taiwan, ROC

ACKNOWLEDGED AND AGREED BY:

Camelot Employee Scheme Inc.

By:	/s/ Simon Ma
Name: Simon Ma
Title: Director

[Signature Page to Debt Commitment Letter]

Exhibit A

Privileged and Confidential

Attorney Work Product

Final Version

CHINA DEVELOPMENT INDUSTRIAL BANK

US$70 MILLION FACILITY TERM SHEET

Borrower	Camelot Employee Scheme Inc.

Facility	Revolving Loan Facility

Amount	US$70,000,000

Purpose	The loan proceeds under the Revolving Loan Facility shall be applied by the Borrower for:

1. the acquisition of Camelot Information Systems Inc. (“CIS”) and relevant costs and expenses (the “Acquisition”); and

2. general working capital.

Syndication

No syndication or assignment until 1 month after the closing date of the Acquisition, provided that the Lender may syndicate or assign the Facility without any restrictions in the case of default by any of the obligors under the Finance Documents.

Interest Period	1 or 3 months as selected by the Borrower.

Interest Rate	The rate of interest payable on each loan for each Interest Period shall be the aggregate, per annum, of:

1. 2.0% (Margin); plus

2. USD LIBOR for such loan and Interest Period; plus

3. Lender’s break funding cost.

Utilization Fee	0.25% p.a. of the drawn amounts under the Facility

Final Maturity Date	33 months from the Initial Utilization Date.

Utilization	The duration of each loan shall not exceed 1 year and the date falling 1 month prior to the expiry date of the Standby Letter of Credit (as defined below) under the Section “Security”.

Initial Utilization Date

The day the Borrower first draws down a loan under the Facility, which shall be made within 6 months from the date of the Facility Agreement. If the Borrower fails to make the first drawdown within such 6-month period, the Initial Utilization Date shall be deemed as the last day of such period.

Payment and Repayment	1. Interest shall be paid monthly from the Initial Utilization Date.

2. Each loan shall be repaid at the expiry of such loan. For the avoidance of doubt, the repaid portion of the Facility can be reborrowed by the Borrower under the revolving mechanism.

3. All amounts outstanding under the Facility shall be repaid in full on or before the Final Maturity Date.

4. The Utilization Fee shall be paid quarterly from (and including) the Initial Utilization Date.

Security	1. The Facility shall be fully secured by:

(a) first priority pledge over certificates of USD deposit with the Lender, in an amount of approximately US$10 million;

(b)         irrevocable and unconditional Standby Letter of Credit (“SBLC”), in an amount of approximately US$60 million, and in form and substance satisfactory to the Lender, issued by either Industrial and Commercial Bank of China Limited or China Minsheng Banking Corp., Ltd. to the Lender as the beneficiary;

(c) Repayment Guarantee provided by the Guarantor (as defined below), and

(d) first priority pledge over the entire issued share capital of CIS.

2. The pledged amount and the guaranteed amount set forth in (a) and (b) above in aggregation shall not, during the lifetime of the Facility, be less than the outstanding amount of the Facility.

3. The SBLC must be subject to ISP 98.

Guarantor	CIS

Obligor(s)	Borrower and/or Guarantor

Special Conditions	1. The currency of SBLC shall be denominated in either USD or RMB.

2. For USD SBLC, the corresponding portion of the loan amount secured thereby shall not be more than 100% of the guaranteed amount under such SBLC.

3. For RMB SBLC, the corresponding portion of the loan amount secured thereby shall not be more than:

(a) 100% of the guaranteed amount under such SBLC, if Borrower adopts foreign exchange hedging arrangements with the Lender (e.g. delivery forward, range delivery forward); or

(b)         98% of the guaranteed amount under such SBLC, if Borrower does not adopt foreign exchange hedging arrangements with the Lender, and the following Coverage Ratio (which will be examined on the last business day of each month) shall apply to all loans drawn hereunder during the lifetime of the Facility:

“Coverage Ratio = (USD/RMB exchange rate * outstanding amount under RMB SBLC) / (guaranteed amount under RMB SBLC + the balance of debt service reserve account equivalent to RMB) 0.98”

In the event that the Coverage Ratio exceeds 0.99 due to the devaluation of RMB, the Borrower shall make a repayment or remit cash into the debt service reserve account within 5 business days to cause the coverage ratio to drop back to 0.98 or lower.

(C) the Lender’s USD/RMB median exchange rate reported on the business day immediately prior to each drawdown date and Coverage Ratio examination date shall be applied for the purposes hereof.

Conditions Precedent	1. Obligors:

(1) Constitutional and corporate documents of each Obligor;

(2) Copies of the resolution(s) of the board of directors of each Obligor:

(A)                     approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party (including the provision of the Security and Guarantee);

(B) authorizing a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(C)                     authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or dispatched by it under or in connection with the Finance Documents.

(3) The specimen signature/seal or the seal certificate of each authorized personnel of each Obligor.

(4) In the case of CIS:

Evidence of shareholders’ approval of the Acquisition and the Merger Agreement.

(5)    A certificate of each Obligor (signed by a person on behalf of the Obligor as authorized by the board of directors of such Obligor) confirming that borrowing or guaranteeing, as appropriate, the total Facility amount (for an aggregate principal amount of up to US$70,000,000) would not cause any borrowing, guaranteeing or similar limit binding on that Obligor to be exceeded.

2. Finance Documents:

Each of the following Finance Documents, duly executed by the parties thereto:

(A) the Merger Agreement and other Acquisition related documents by and between the Borrower and CIS;.

(B) the Facility Agreement and relevant security and guarantee documents; and

(C) the Pledge over certificates of deposit.

(D) SBLC in form and substance satisfactory to the Lender.

3. Other Documents and Evidence:

(1)         Borrower shall apply to the Lender in writing and provide related receipts and documents at least 3 days before the proposed date of Utilization. The form and contents of the utilization application, and the receipts and documents to be provided therewith, shall be valid only upon the Lender’s approval.

(2) US SEC’s approval of Form 13E-3 in respect of the Acquisition.

(3) A copy of the financial statements of each Obligor.

(4) The group structure chart.

(5)         A promissory note in form and substance reasonably satisfactory to the Lender provided by the Obligors; provided that the obligations of CIS thereunder shall be subject to the effectiveness of the Acquisition.

(6) Evidence that the fees, costs and/or expenses then due from the Borrower pursuant to the Facility Agreement have been paid or will be paid by the Initial Utilisation Date.

(7) Evidence that an unfunded debt service reserve account has been established.

(8)         Evidence that (a) with respect to the CIS, such representations or warranties made by or on behalf of CIS or covenants undertaken by CIS in the Acquisition documents as are material to the interest of the Lender, but only to the extent that the Borrower (or any of its affiliate) has the right to terminate its obligation under the acquisition documents or otherwise declines to consummate the Acquisition and (b) with respect to representations or warranties made by or on behalf of the Borrower or covenants undertaken by the Borrower, there is no violation of any material representations, warranties or covenants. The Lender and the Borrower shall negotiate in good faith a specified set of representations, warranties and covenants that constitute material representations, warranties and covenants for the purposes of this section

(9) Evidence that there is no Event of Default or prospective Event of Default under the Finance Documents.

(10)    Evidence that all material information provided by Borrower and/or Guarantor (including its advisers) to the Lender is true, complete and accurate in all material respects as at the date it is provided and is not misleading in any material respect.

(11) Evidence that there is no material adverse change to the business, financial, asset and other conditions of the Obligors.

(12)    Evidence that each Security provider has completed the provision of Security in accordance with the provisions of the Finance Documents, provided that in the case of CIS and its subsidiary the relevant Security arrangement shall become effective upon the effectiveness of the Acquisition.

(13)    At the time the Borrower applies for the Utilization under the Facility, the aggregate of the proposed Utilization amount, the outstanding balance of all relevant loans under the Facility does not exceed the Facility amount under the Finance Documents or other related contractual documents.

(14) The proposed date of each Utilization and maturity date shall comply with sections of “Utilization” and “Final Maturity Date” herein.

(15)    A copy of any other authorization or other document, opinion or assurance which the Lender reasonably considers to be necessary or desirable (if it has notified the Borrower accordingly) in connection with (i) the entry into and/or performance of the transactions contemplated by any Finance Document and/or (ii) for the legality, validity and/or enforceability of any Finance Document.

Conditions Subsequent	1. CIS shall provide relevant documents evidencing the completion of Acquisition within 30 days after its shareholders’ resolution approving the Acquisition.

2.              Within 15 days from the Initial Utilization Date, the Borrower shall complete first priority pledge over the entire issued share capital of CIS and provide the share certificates (and blank executed stock transfer forms or equivalent means of transferring the shares) in relation to such shares to the Lender.

Governing Law and Jurisdiction	The laws of Republic of China and the exclusive jurisdiction of the courts of Republic of China